EXHIBIT 21

SUBSIDIARIES OF THE REGISTRANT

Palomar Medical Technologies, Inc.	Delaware corporation

Palomar Medical Products, Inc.	Delaware corporation

Esthetica Partners, Inc.	Delaware corporation